June 1, 2010

VIA EDGAR

The United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re:           Nationwide Life Insurance Company
Nationwide Variable Account-II
File Numbers 333-164886 and 811-03330

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II ("Variable Account"), we are filing this correspondence in relation to the Registration Statement indicated above.  This filing is being made electronically via EDGAR in accordance with Regulation S-T.

On February 12, 2010, Nationwide filed an initial Registration Statement on Form N-4 for Individual Flexible Premium Deferred Variable Annuity Contracts to be offered through the Variable Account.  Nationwide received your written comments in a letter dated April 8, 2010.  On May 13, 2010, Nationwide filed Pre-Effective Amendment No. 1.  Nationwide received your oral requests for clarification on May 27, 2010.  This correspondence reflects changes that are a result of your requests for clarification.  Nationwide represents that each of the changes discussed below will be incorporated into and reflected in the definitive prospectus that will be filed in accordance with Rule 497 of the Securities Act of 1933.

Under separate cover Nationwide is requesting acceleration of the effective date of the registration statement for June 4, 2010.

1.	Pre-Effective Amendment No. 1, Comment 5. Minimum Initial and Subsequent Purchase Payments. Please further clarify the last sentence of the revised paragraph.

Response. We have revised the last sentence of the "Minimum Initial and Subsequent Purchase Payments" subsection as follows (emphasis added):

If upon notification of death of the Contract Owner(s), the Annuitant or Co-Annuitant, it is determined that death occurred

Ms. Rebecca A. Marquigny
June 1, 2010

prior to a subsequent purchase payment being made, Nationwide reserves the right to return the purchase payment.

Nationwide represents that if it elects to return the purchase payment, it will not reflect investment performance.

2.	Pre-Effective Amendment No. 1, Comment 7. Beneficiary Protector II Option.
a. Who Will Benefit? Please clarify when purchasing this option would be advantageous.

Response. We have revised the first paragraph of the "Beneficiary Protector II Option" section as follows (emphasis added):

The Beneficiary Protector II Option provides that upon the death of the Annuitant (and potentially, the Co-Annuitant, if one is named), and in addition to any death benefit payable, Nationwide will credit an additional amount to the contract (the "benefit").  This benefit would be advantageous if the Contract Owner anticipates the assessment of taxes in connection with the payment of the death benefit proceeds.  Nationwide makes no assurances that the benefit associated with this option will offset all taxes.  Consult a qualified tax adviser.

b. Limit on Adjusted Earnings. Please clarify that the adjustment referenced in the last sentence relates to all surrenders taken before the Annuitant’s death.

Response. We have revised the Maximum Adjusted Earnings disclosure in the “Calculation of the First Benefit” subsection as follows (emphasis added):

Maximum Adjusted Earnings = 200% of the total of all purchase payments that were applied to the contract more than 12 months before the date of the Annuitant’s death, proportionally adjusted for any and all surrenders taken from the contract before the Annuitant’s death.

We have revised the Maximum Adjusted Earnings disclosure in the “Calculation of the Second Benefit” subsection as follows (emphasis added):

Maximum Adjusted Earnings from the Date of the First Benefit = 200% of the total of all purchase payments that were applied to the contract more than 12 months before the date of the Co-Annuitant’s death (regardless of the date

Ms. Rebecca A. Marquigny
June 1, 2010

of the Annuitant’s death), proportionally adjusted for any and all surrenders taken from the contract.

3.	Pre-Effective Amendment No. 1, Comment 9. 10% and 5% Lifetime Income Option.
a. Introduction. Please revise the modified language so it is in plain English, as per Rule 421.

Response. We have revised the modified language as follows (emphasis added):

Although the tax treatment for surrenders under withdrawal benefits such as the Lifetime Income Options is not clear, Nationwide will treat a portion of each surrender as a taxable distribution, as follows:

First, we determine which is greater: (1) the Contract Value immediately before the surrender; or (2) the guaranteed benefit amount immediately before the surrender.  That amount (the greater of (1) or (2)) minus any remaining investment in the contract at the time of the surrender will be reported as a taxable distribution.

For any surrender taken when the Contract Value is less than or equal to the total investment in the contract, Nationwide treats the surrender as a tax-free return of investment until the entire investment in the contract has been received tax-free.  Once the entire investment in the contract has been received tax-free, surrenders will be reported as taxable distributions.  Please consult a qualified tax adviser.

b. Availability. Please clarify that this restriction only applies to contracts opened by a beneficiary with death benefit proceeds.

Response. We have revised the last sentence of the "Availability" subsection as follows (emphasis added):

The Lifetime Income Options are not available on beneficially owned contracts – those contracts that are inherited by a beneficiary and the beneficiary continues to hold the contract as a beneficiary (as opposed to treating the contract as his/her own) for tax purposes.

c. Lifetime Income Option Charge. Please confirm that the charge for these options will not be assessed against any amounts held in the Fixed Account in

Ms. Rebecca A. Marquigny
June 1, 2010

connection with participation in the Dollar Cost Averaging for Living Benefits program. Otherwise, revise the fee disclosure as appropriate.

Response. The charge for these options will not be assessed against any amounts held in the Fixed Account in connection with participation in the Dollar Cost Averaging for Living Benefits program.  Nationwide anticipates that, based on the investment requirements associated with these options, there will always be sufficient assets in the Sub-Accounts to collect the fee for the respective Lifetime Income Option.  For reassurance purposes, Nationwide represents that, in the event there are insufficient assets in the Sub-Accounts, it will not assess the charge for the Lifetime Income Option against assets in the Fixed Account.

d. Settlement Options. Please emphasize in the disclosure that it is the customer’s responsibility to set up systematic withdrawals of the benefit amount in order to not forfeit the benefit.

Response. We have revised the new last paragraph immediately preceeding the "Age Based Lump Sum Settlement Option" portion of the "Settlement Option" subsection as follows (emphasis added):

If the Contract Owner had requested systematic surrenders of the annual benefit amount prior to the notice, those systematic surrenders will continue.  If the Contract Owner had not requested systematic surrenders prior to the notice, the Contract Owner may request systematic surrenders by contracting Nationwide at the phone number and address shown on page 1.  It is the Contract Owner’s responsibility to establish systematic withdrawals or otherwise request the annual benefit amount.  Benefit amounts not withdrawn in a given year are forfeited.

4.
Pre-Effective Amendment No. 1, Comment 13.  Statements and Reports. The revised disclosure is not sufficient to indicate compliance with Rule 30e-1(f).  If actions are being taken by Nationwide in addition to the revised disclosure, please indicate.

Response. Nationwide represents that it is taking all actions necessary to comply with the requirements set forth in Rule 30e-1(f).  The notice contained in the prospectus is for customer information purposes; a separate notice that complies with the rule is provided to impacted customers.
* * * * *

Ms. Rebecca A. Marquigny
June 1, 2010

In addition, Nationwide acknowledges that:
•
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

•
the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly at (614) 249-8782 if you have any questions regarding this filing.

Sincerely,

/s/ JAMIE RUFF CASTO

Jamie Ruff Casto
Managing Counsel
Nationwide Life Insurance Company